

Jon Wuebben · 2nd

CEO, ContentLaunch | Author, Future Marketing | Content Marketing Software | Marketing Keynote Speaker

Carlsbad, California, United States · Contact info

500+ connections

1 mutual connection: Jake Suggs

Content Launch

Experience

Founder & CEO
Content Launch
Nov 2003 - Present · 18 yrs 5 mos
Carlsbad, CA

ContentLaunch is the first complete content marketing software built for digital agencies and small and medium sized businesses (SMB's). The application enables you to plan, create and distribute any type of content, helping you to connect with your online audience and positively impact engagement and sales. It provides full content

Senior Director, Content Marketing & Content Strategy
San Diego Consulting Group · Contract
Apr 2020 - Present · 2 yrs
San Diego, California, United States

Management Consulting Firm specializing in: Sales, Marketing, Product Development and Business Development of digital transformation solutions including: IoT Serverless PaaS Software, App Dev, Edge Hardware and AR/VR solutions.

Education

Thunderbird School of Global Management
1997 - 1999

California State University, Chico
BS, Business Management
1992 - 1993

Ohlone College
1991 - 1991

Show all 6 education →